For the fiscal year ended (a) 10/31/95
File number (c) 811-4611


                    SUB - ITEM 77J
         Reclassification of Capital Accounts



The Fund accounts and reports for distributions to shareholders in accordance with Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. During the fiscal year ended
October 31, 1995, the Fund increased undistributed net investment income by $10,559,903, decreased accumulated net realized gains on investments by $2,500,322, decreased accumulated net realized foreign exchange gains by $7,807,333 and decreased paid-in capital in excess of par by $252,248. Net investment income, net realized gains and net assets were net affected by this change.